ICEWEB, INC.
                              205 Van Buren Street
                                    Suite 420
                             Herndon, Virginia 20170

                                                          telephone 703-984-8000

                                                November 9, 2005

                                    'CORRESP'

United States Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:        Karen J. Garnett, Assistant Director
                  Jennifer Gowetski

       Re:        IceWEB, Inc. (the "Company")
                  Registration Statement on Form SB-2
                  SEC file number 333-126898

Ladies and Gentlemen:

         By letter dated August 5, 2005 the staff of the Securities and Exchange Commission has advised us that it is conducting only a limited review of the above-captioned registration statement, and that based upon such review the staff had two comments. Following are the Company's responses to such comments, which such responses appear in the same numerical order as the comments for ease of review. Contemporaneously the Company has filed amendment number 1 to the above referenced registration statement. Under separate cover we are providing Ms. Gowetski three courtesy copies of these filings, marked to show changes and keyed to the Staff's letter of comment, together with three copies of this response letter.

1. As requested the selling security holder table has been revised to include the total number of shares which may be owned by Barron Partners LP upon the conversion of the outstanding Series A Convertible Preferred Stock and common stock purchase warrants. Please see page 48 of amendment number 1. Supplementally please note that as set forth in the registration statement Barron Partners has contractually agreed that the number of shares of common stock issuable upon the conversion of the shares of Series A Convertible Preferred Stock and exercise of these warrants is limited so that Barron Partners LP and any of its affiliates cannot beneficially own more than 4.99% of the Company's outstanding common shares following such exercise or conversion. Barron Partners LP has the right to waive this provision upon 61 days prior notice to us, or it immediately terminates in the event of a sale or merger of substantially all of our company or upon an underwritten public offering. As a result of the contractual limitation, Barron Partners' beneficial ownership is presently limited to 326,355 shares of the Company's common stock as set forth in footnote number 1 to the selling security holder table.

2. Since the date of the staff's letter of comment on the above-captioned registration statement, we have been engaged in discussions with the staff regarding outstanding comments on our Form 10-KSB for the year ended September 30, 2005. On November 10, 2005 we filed amendment number 3 to this report which, based upon our conversations with the staff, we believe will satisfy all outstanding comments on our 2004 Form 10-KSB. Amendment number 1 of the above-captioned registration statement has been revised as necessary to reflect the changes in our 2004 financial statements including in our amended Form 10-KSB as filed. Please see pages 3, 4, 16, 18 and pages F-9, F-11, F-12, F-13, F-14, F-18, F-19 and F-21.

         In addition, pursuant to our telephone conversation with the Staff, amendment number 1 has also been updated to include the interim financial results of the Company for the three and nine months ended June 30, 2005.

         We acknowledge that:

         o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust that the foregoing is fully responsive to the staff's comments. If you have any further questions or comments, please contact us or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33432, (561) 362-9595 (telephone) and (561) 362-9612 (fax).

We will contact Ms. Gowetski in a few days following the filing of amendment number 1 to discuss the filing of a request for acceleration of the effective date of the aforedescribed registration statement.

                                       Sincerely,

                                       /s/ John R. Signorello
                                       John R. Signorello

cc:      James M. Schneider, Esq.


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